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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

	Fiscal year ended February 28,					For the three months ended May 31,
	2000(1)	2001	2002	2003	2004(1)	2004
Earnings:
Income from continuing operations before tax and minority interests	67	95	116	158	200	68
Income from equity investees	(1)	(0)	(1)	(2)	(12)	(7)
Fixed charges	27	40	59	49	37	9
Distributed income from equity investees					3	1
Preferred stock dividend requirements of consolidated subsidiaries	(12)	(14)	(16)	(16)
Total earnings	82	121	159	190	229	71

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	14	25	40	29	31	8
Rentals:
Office building	1	1	3	5	6	2
Preferred stock dividend requirements of consolidated subsidiaries	12	14	16	16
Total fixed charges	27	40	59	49	37	9

Ratio of earnings to fixed charges	3.0	3.0	2.7	3.8	6.1	7.7

(1)
Year ended February 29,

COMPUTATION OF PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES
FOR THE YEAR ENDED FEBRUARY 29, 2004 AND THE THREE MONTHS ENDED MAY 31, 2004
AFTER ADJUSTMENT FOR ISSUANCE OF NOTES

	February 29, 2004	May 31, 2004
Income before provision for income taxes before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges, less preferred stock dividend requirements of consolidated subsidiaries	229	71

Fixed charges, as above	37	9
Adjustments:
Estimated net increase in interest expense from refinancing	65	17

Total pro forma fixed charges	103	27

Pro forma ratio of earnings to fixed charges	2.2	2.7

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  Exhibit 12.1